                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                     FORM U-3A-2


     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-3A-2
                               FROM THE PROVISIONS OF
                    THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                             YANKEE ENERGY SYSTEM, INC.
     hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Yankee Energy System, Inc. ("Yankee Energy") is a corporation organized under the laws of the State of Connecticut. Yankee Energy is the holding company for Yankee Gas Services
     Company ("Yankee Gas"), a gas utility company, and five non-utility subsidiaries, NorConn Properties, Inc. ("NorConn"), Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Services Company ("YESCo"), R.M. Services, Inc. ("RMS"), and Housatonic Corporation. These companies are referred to collectively herein as "the Yankee Energy System." Yankee Energy's business essentially is confined to the ownership of its subsidiaries. Yankee Gas, the principal subsidiary of Yankee Energy, is a Connecticut corporation that purchases, distributes and sells natural gas at retail in Connecticut.

          Yankee Energy conducts non-utility operations through five subsidiaries, NorConn, Yankee Financial, YESCo, RMS, and
     Housatonic Corporation. All five non-utility subsidiaries are Connecticut corporations. NorConn was formed in 1988 to hold non-utility property interests that may be acquired by the Yankee Energy System. Yankee Financial, incorporated in 1992, provides customers with financing for natural gas installations. YESCo is a full service energy company providing fuel management, project development, and operations and maintenance services at selected customer sites. YESCo also has three wholly-owned subsidiaries:
     YESCo Power, incorporated in 1997, designs, builds and maintains on-site facilities for the production of thermal and/or electric power. YESCo Controls, incorporated in November 1996, specializes in the engineering, installation, and maintenance of building controls product for commercial and industrial customers. YESCo
     Industrial, acquired by YESCo in July 1996, operates in Connecticut and Massachusetts and provides comprehensive HVAC, boiler and refrigeration equipment services and installation. RMS was formed in 1994 to provide debt collection service to utilities and other businesses nationwide. Housatonic Corporation was incorporated in
      1987 to acquire, own, hold and manage an undivided general partnership interest in Iroquois Gas Transmission System, a general partnership organized under the laws of the State of New York.

          Yankee Energy and Yankee Gas are predominantly intrastate in character.

     2. Yankee Gas purchases, distributes and sells natural gas to approximately 181,000 residential, commercial and industrial users in Connecticut. Its service territory consists of 68 cities and towns, and covers approximately 1,995 square miles, all in Connecticut.

          Yankee Gas' assets include distribution lines (mains and services), meters, pumps, valves and pressure and flow controllers, all located in Connecticut. Yankee Gas owns approximately 2,786 miles of distribution mains, 133,094 service lines, and 181,000 active meters for customer use, all located in Connecticut. Yankee Gas also owns various propane facilities and seven gas storage holders, all located in Connecticut. Yankee Gas also contracts for storage capacity with other energy and pipeline companies.

     3.   The following information is for the calendar year 1997.

          a. Number of Mcf of natural or manufactured gas distributed at retail: 49,719,837.

          b. Number of Mcf of natural gas distributed at retail outside the State of Connecticut: None.

          c. Number of Mcf of natural gas sold at wholesale outside of the State of Connecticut, or at the boundary of the State of Connecticut: 68,027.

          d. Number of Mcf of natural or manufactured gas purchased outside the State of Connecticut, or at the Connecticut state line: In 1997, Yankee Gas purchased 32,227,747 Mcf of natural gas. All gas purchased is ultimately delivered to Connecticut via interstate pipelines.

     4.   None.

                                      Exhibit A
     Attached as Exhibit A is a consolidating statement of income and surplus for Yankee Energy and its subsidiaries for the last calendar year, together with a consolidating balance sheet for Yankee Energy and its subsidiaries as of the close of the last calendar year.

                                      Exhibit B
     Attached as Exhibit B is a Financial Data Schedule which sets forth
     1. Total Assets, 2. Total Operating Revenues, and 3. Net Income applicable to Yankee Energy and its subsidiaries on a consolidated basis.

     The above-named claimant has caused this statement to be duly executed on its behalf by an authorized officer on this 27th day of February, 1998.

     YANKEE ENERGY SYSTEM, INC.

     By: s/Mary J. Healey
           Mary J. Healey
           Vice President, General Counsel and Secretary

     SEAL

     ATTEST:   s/Cristi C. Walker
     Name:       Cristi C. Walker
     Title:      Attorney

     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

     Mary J. Healey
     Vice President, General Counsel and Secretary
     Yankee Energy System, Inc.
     599 Research Parkway
     Meriden, CT  06450

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING STATEMENTS OF INCOME (a)

TWELVE MONTHS ENDED DECEMBER 31, 1997


                      YANKEE ENERGY    YANKEE GAS    NORCONN
                      SYSTEM (Parent)  SERVICES CO.  PROPERTIES
                      __________________________________________
Operating Revenues                     $321,479      $1,114
Less:  Cost of Gas                      174,118
        Cost of Sales __________________________________________
Revenues, Net of
  Cost of Gas                           147,361       1,114
                      __________________________________________
Other Operating Expenses:
  Operations          $   696            54,392       109
  Maintenance                             5,972
  Depreciation              1            17,121       254
  Federal and State
   Income Taxes                          16,608       (26)
  Taxes Other Than
   Income Taxes                          21,288
                      __________________________________________
Total Other Operating
  Expenses                697           115,381       337
                      __________________________________________
Operating Inc (Loss)     (697)           31,980       777
                      __________________________________________
Other Income, (Expense) Net:
  Allowance for Other Funds
   Used During Construction                 150
  Equity in Earnings of
   Subsidiaries        17,034
  Federal and State
   Income Taxes                             138      (192)
  Other, Net              882              (274)
                      __________________________________________
Other Inc, (Exp) Net   17,916                14      (192)
                      __________________________________________
Income (Loss) Before
  Interest Charges     17,219            31,994       585
                      __________________________________________
Interest Charges:
  Interest on Long-
   Term Debt                             11,616       365
  Other Interest           51               965        (9)
  Allowance for Borrowed
   Funds Used During
   Construction                            (537)
                      __________________________________________
  Interest Chrgs, Net      51            12,044       356
                      __________________________________________
Net Income (Loss)     $17,168          $ 19,950      $229
                      __________________________________________
                      __________________________________________

(a) Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING STATEMENTS OF INCOME (a)

TWELVE MONTHS ENDED DECEMBER 31, 1997

                                       YANKEE        YANKEE
                                       ENERGY        ENERGY
                      HOUSATONIC       FINCIAL SRVS  SERVICES
                      CORPORATION      COMPANY       COMPANY
                      __________________________________________
Operating Revenues    $    0           $227          $10,247
Less:  Cost of Gas
        Cost of Sales                                $ 4,072
                      __________________________________________
Revenues, Net of                       $227          $ 6,175
  Cost of Gas
                      __________________________________________
Other Operating Expenses:
  Operations          $    0           $ 86          $9,492
  Maintenance
  Depreciation                          173             442
  Federal and State
   Income Taxes          435             11              29
  Taxes Other Than
   Income Taxes            1              2             284
                      __________________________________________
Total Other Operating
  Expenses               436            272          10,227
                      __________________________________________
Operating Inc (Loss)    (436)           (45)         (4,052)
                      __________________________________________
Other Income, (Expense) Net:
  Allowance for Other Funds
   Used During Construction
  Equity in Earnings of
   Subsidiaries
  Federal and State
   Income Taxes                         (16)         2,222
  Other, Net                            351             98
                      __________________________________________
Other Inc, (Exp) Net       0            335          2,320
                      __________________________________________
Income (Loss) Before
  Interest Charges      (436)           290          (1,732)
                      __________________________________________
Interest Charges:
  Interest on Long-
   Term Debt
  Other Interest                        252          1,018
  Allowance for Borrowed
   Funds Used During
   Construction                                        (78)
                      __________________________________________
  Interest Chrgs, Net      0            252            940
                      __________________________________________
Net Income (Loss)     $ (436)          $ 38         $2,672
                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATED STATEMENTS OF INCOME (a)

TWELVE MONTHS ENDED DECEMBER 31, 1997


                      RM
                      SRVCS            ELIMI-        CONSOLI-
                      INC.             NATIONS       DATED
                      _______________________________________
Operating Revenues    $ 1,588          $ 2,700       $331,955
Less:  Cost of Gas                                    174,118
        Cost of Sales                                   4,072
                      _______________________________________
Revenues, Net of
  Cost of Gas           1,588             2,700      $153,765
                      _______________________________________
Other Operating Expenses:
  Operations            1,588             2,700      $ 63,663
  Maintenance                                           5,972
  Depreciation             25            17,996
  Federal and State
   Income Taxes            (1)                         17,056
  Taxes Other Than
   Income Taxes            91                          21,666
                      _______________________________________
Total Other Operating
  Expenses              1,703             2,700       126,353
                      _______________________________________
Operating Inc (Loss)     (115)                0        27,412
                      _______________________________________
Other Income, (Expense) Net:
  Allowance for Other Funds
   Used During Construction                               150
  Equity in Earnings of
   Subsidiaries                          17,034             0
  Federal and State
   Income Taxes            53                           2,205
  Other, Net                                830           227
                      _______________________________________
Other Inc, (Exp) Net       53            17,864         2,582
                      _______________________________________
Income (Loss) Before
  Interest Charges        (62)           17,864        29,994
                      ________________________________________
Interest Charges:
  Interest on Long-
   Term Debt                                           11,981
  Other Interest           13               830         1,460
  Allowance for Borrowed
   Funds Used During                                        0
   Construction                                          (615)
                      ________________________________________
  Interest Chrgs, Net      13               830         12,826
                      ________________________________________
Net Income (Loss)     $   (75)         $ 17,034      $  17,168
                      ________________________________________
                      ________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING BALANCE SHEETS (a)
ASSETS

AT DECEMBER 31, 1997
(THOUSANDS OF DOLLARS)

                      YANKEE ENERGY    YANKEE GAS    NORCONN
                      SYSTEM (Parent)  SERVICES CO.  PROPERTIES
                      __________________________________________
Utility Plant, at
  Original Cost                        $531,416
Less:  Accumulated Provision
  for Depreciation                      196,403
                      __________________________________________
                                        335,013
Construction Work in Progress            18,724
                      __________________________________________
Total Net Utility Plant                 353,737
                      __________________________________________

Other Property and Investments:
Other Property                              174       6,688
Investments in Subsidiary
  Companies, at Equity  164,462
Other Investments                           188
                      __________________________________________
Total Other Property
  and Investments      164,462              362       6,688
                      __________________________________________
Current Assets:
Cash                       667              867
Accounts Receivable,
  Net                   20,230           47,814          91
Fuel Supplies                             4,482
Other Material and Supplies               1,311
Deferred Gas Costs, Current               1,937
Accrued Utility Revenues                 19,390
Prepayments and Other                     9,614
                      __________________________________________
Total Current Assets    20,897           85,415          91
                      __________________________________________
Unamortized Debt Expense                    846          19
Deferred Gas Costs
  and Other               (188)           6,068
Recoverable Environmental
  Cleanup Costs                          31,968
Recoverable Income Taxes                  9,430
Recoverable Postretirement
  Benefit Costs                           1,523
Other Deferred Debits                    12,949
                      __________________________________________
Total Assets          $185,171         $502,298      $6,798
                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING BALANCE SHEETS (a)
ASSETS

AT DECEMBER 31, 1997
(THOUSANDS OF DOLLARS)

                                       YANKEE        YANKEE
                                       ENERGY        ENERGY
                      HOUSATONIC       FINCIAL SRVS  SERVICES
                      CORPORATION      COMPANY       COMPANY
                      __________________________________________
Utility Plant, at
  Original Cost
Less:  Accumulated Provision
  for Depreciation
                      __________________________________________

Construction Work in Progress
                      __________________________________________
Total Net Utility Plant
                      __________________________________________

Other Property and Investments:
Other Property                           685          7,818
Investments in Subsidiary
  Companies, at Equity
Other Investments                                     6,025
                      __________________________________________
Total Other Property
  and Investments           0             685        13,843
                      __________________________________________
Current Assets:
Cash                                                     24
Accounts Receivable,
  Net                  4,731            4,542         7,510
Fuel Supplies
Other Material and Supplies                           1,528
Deferred Gas Costs, Current
Accrued Utility Revenues
Prepayments and Other                       3          (123)
                      __________________________________________
Total Current Assets     4,731          4,545         8,939
                      __________________________________________
Unamortized Debt Expense
Deferred Gas Costs and Other               94           811
Recoverable Environmental
  Cleanup Costs
Recoverable Income Taxes
Recoverable Postretirement
  Benefit Costs
Other Deferred Debits
                      __________________________________________
Total Assets          $ 4,731          $5,324        $23,593

                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING BALANCE SHEETS (a)
ASSETS

AT DECEMBER 31, 1997
(THOUSANDS OF DOLLARS)


                      RM
                      SRVCS            ELIMI-        CONSOLI-
                      INC              NATION        DATED
                      _______________________________________
Utility Plant, at
  Original Cost                                      $531,416
Less:  Accumulated Provision
  for Depreciation                                    196,403
                      _______________________________________
                                                     $335,013
Construction Work in Progress                          18,724
                      _______________________________________
Total Net Utility Plant                               353,737
                      _______________________________________

Other Property and Investments:
Other Property              69                         15,434
Investments in Subsidiary
  Companies, at Equity                  164,462
Other Investments                                       6,213
                      _______________________________________
Total Other Property
  and Investments           69          164,462        21,647
                      _______________________________________
Current Assets:
Cash                        53                          1,611
Accounts Receivable,
  Net                      137           30,535        54,520
Fuel Supplies                                           4,482
Other Material and Supplies                             2,839
Deferred Gas Costs, Current                             1,937
Accrued Utility Revenues                               19,390
Prepayments and Other        1                          9,495
                      _______________________________________
Total Current Assets       191           30,535        94,274
                      _______________________________________
Unamortized Debt Expense                                  865
Deferred Gas Costs and Other 30                         6,755
Recoverable Environmental
  Cleanup Costs                                        31,968
Recoverable Income Taxes                                9,430
Recoverable Postretirement
  Benefit Costs                                         1,523
Other Deferred Debits                                  12,949
                      _______________________________________
Total Assets          $    230         $194,997      $533,148
                      _______________________________________
                      _______________________________________


NOTE: Individual columns may not add to Consolidated amount due to rounding.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING BALANCE SHEETS (a)
CAPITALIZATION AND LIABILITIES

AT DECEMBER 31, 1997
(THOUSANDS OF DOLLARS)


                      YANKEE ENERGY    YANKEE GAS    NORCONN
                      SYSTEM (Parent)  SERVICES CO.  PROPERTIES
                      __________________________________________
Capitalization:
Common Shareholders'
  Equity              $172,175         $157,747      $1,319
Long-Term Debt, Net of
  Current Portion          200          129,165       5,500
                      __________________________________________
Total Capitalization   172,375          286,912       6,819
                      __________________________________________
Current Liabilities:
Notes Payable to
  Associated Companies                                 (374)
Notes Payable to Banks   7,700           54,500
Long-Term Debt,
  Current Portion          400            3,367         250
Accounts Payable         4,758           21,643          29
Accrued Taxes              (81)           4,412         123
Accrued Interest            19            3,084          32
Pipeline Transition Costs                 3,458
Other Current Liabilities                 5,882
                      __________________________________________
Total Current
  Liabilities           12,796           96,346          60
                      __________________________________________

Accumulated Deferred
  Income Taxes                           67,265         (81)
Accumulated Deferred Investment
  Tax Credits                             8,608
Reserve for Environmental
  Cleanup Costs                          35,000
Postretirement
  Benefit Obligation                      3,099
Other Deferred Credits                    5,068
                      __________________________________________
Total Capitalization
  and Liabilities     $185,171         $502,298      $6,798
                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING BALANCE SHEETS (a)
CAPITALIZATION AND LIABILITIES

AT DECEMBER 31, 1997
(THOUSANDS OF DOLLARS)

                                       YANKEE        YANKEE
                                       ENERGY        ENERGY
                      HOUSATONIC       FINCIAL SRVS  PRODUCTION
                      CORPORATION      COMPANY       SRVCS, INC.
                      __________________________________________
Capitalization:
Common Shareholders'
  Equity              $ (407)          $ 583         $5,245
Long-Term Debt, Net of
  Current Portion
                      __________________________________________
Total Capitalization    (407)            583          5,245
                      __________________________________________
Current Liabilities:
Notes Payable to
  Associated Companies       0         4,051         16,252
Notes Payable to Banks
Long-Term Debt,
  Current Portion
Accounts Payable        5,149              38         2,768
Accrued Taxes             (11)              0        (2,350)
Accrued Interest                                        478
Pipeline Transition Costs
Other Current Liabilities                   4           240
                      __________________________________________
Total Current
  Liabilities           5,138           4,093        17,388
                      __________________________________________

Accumulated Deferred
  Income Taxes                            (27)          163
Accumulated Deferred Investment
  Tax Credits
Reserve for Environmental
  Cleanup Costs
Postretirement
  Benefit Obligation
Other Deferred Credits                    675           797
                      __________________________________________
Total Capitalization
  and Liabilities     $ 4,731          $5,324       $23,593
                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING BALANCE SHEETS (a)
CAPITALIZATION AND LIABILITIES

AT DECEMBER 31, 1997
(THOUSANDS OF DOLLARS)



                      RM               ELIMINA-      CONSOLI-
                      SRVCS            TIONS         DATED
                      INC
                      ________________________________________
Capitalization:
Common Shareholders'
  Equity                 ($26)         $164,462      $172,174
Long-Term Debt, Net of
  Current Portion                                     134,865
                      ________________________________________
Total Capitalization      (26)          164,462       307,039
                      ________________________________________
Current Liabilities:
Notes Payable to
  Associated Companies     241           20,170             0
Notes Payable to Banks                                 62,200
Long-Term Debt,
  Current Portion                                       4,017
Accounts Payable            46           10,365        24,066
Accrued Taxes              (43)                         2,050
Accrued Interest                                        3,613
Pipeline Transition Costs                               3,458
Other Current Liabilities     6                         6,132
                      ________________________________________
Total Current
  Liabilities               250           30,535      105,536
                      ________________________________________

Accumulated Deferred
  Income Taxes                6                        67,326
Accumulated Deferred Investment
  Tax Credits                                           8,608
Reserve for Environmental
  Cleanup Costs                                        35,000
Postretirement
  Benefit Obligation                                    3,099
Other Deferred Credits                                  6,540
                      ________________________________________
Total Capitalization
  and Liabilities          $230        $194,997      $533,148
                      ________________________________________
                      ________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING STATEMENTS OF
COMMON SHAREHOLDERS' EQUITY (a)

TWELVE MONTHS ENDED DECEMBER 31, 1997
(THOUSANDS OF DOLLARS)

                      YANKEE ENERGY    YANKEE GAS    NORCONN
                      SYSTEM (Parent)  SERVICES CO.  PROPERTIES
                      __________________________________________
Common Shares         $ 52,368         $      5      $    1

Capital Surplus,
  Paid In              90,542            80,780       1,100

Retained Earnings      32,020            76,961         218

Employee Stock Ownership
  Plan Guarantee         (600)

Capital Stock Expense  (2,155)
                      __________________________________________
                     $172,175          $157,746      $1,319
                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING STATEMENTS OF
COMMON SHAREHOLDERS' EQUITY (a)

TWELVE MONTHS ENDED DECEMBER 31, 1997
(THOUSANDS OF DOLLARS)


                                       YANKEE        YANKEE
                                       ENERGY        ENERGY
                      HOUSATONIC       FINCIAL SRVS  PRODUCTION
                      CORPORATION      COMPANY       SRVCS, INC.
                      __________________________________________
Common Shares         $    10          $ 1           $   1

Capital Surplus,
  Paid In                              400           10,593

Retained Earnings        (418)         182           (5,348)

Employee Stock Ownership
  Plan Guarantee

Capital Stock Expense
                      __________________________________________
                        ($408)         $583          $5,246
                      __________________________________________
                      __________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES          EXHIBIT A
CONSOLIDATING STATEMENTS OF
COMMON SHAREHOLDERS' EQUITY (a)

TWELVE MONTHS ENDED DECEMBER 31, 1997
(THOUSANDS OF DOLLARS)


                      RM               ELIMINA-      CONSOLI-
                      SRVCS            TIONS         DATED
                      INC
                      ________________________________________
Common Shares         $      1         $     19      $52,368

Capital Surplus,
  Paid In                  149           93,022       90,542

Retained Earnings         (176)          71,421       32,018

Employee Stock Ownership
  Plan Guarantee                                        (600)

Capital Stock Expense                                 (2,155)
                      ________________________________________
                          ($26)        $164,462      $172,173
                      ________________________________________
                      ________________________________________

(a)  Unaudited

NOTE: Individual columns may not add to Consolidated amount due to rounding.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES  EXHIBIT B
     FINANCIAL DATA SCHEDULE

     1.   TOTAL ASSETS:            $533,148

     2.   TOTAL OPERATING REVENUE: $331,955

     3.   NET INCOME:               $17,168